787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 30, 2018

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Credit Suisse Commodity Strategy Funds (File No. 811-21589)

Credit Suisse Opportunity Funds (File No. 811-09054)

Credit Suisse Trust (File No. 811-07261)

Dear Mr. Eskildsen:

On behalf of Credit Suisse Commodity ACCESS Strategy Fund (the “ACCESS Fund”) and Credit Suisse Commodity Return Strategy Fund (the “Commodity Return Fund”), each a series of Credit Suisse Commodity Strategy Funds, Credit Suisse Multialternative Strategy Fund (the “Multialternative Fund”), a series of Credit Suisse Opportunity Funds, and Commodity Return Strategy Portfolio (the “Commodity Return Portfolio”), a series of Credit Suisse Trust (each, a “Fund” and collectively, the “Funds”) (each of Credit Suisse Commodity Strategy Funds, Credit Suisse Opportunity Funds and Credit Suisse Trust, a “Registrant” and collectively, the “Registrants”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to Dean A. Caruvana of this office by telephone on March 29, 2018 regarding the annual reports to shareholders for the fiscal years ended October 31, 2017 and December 31, 2017, as applicable (the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below.  Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

Comment 1:                           For the ACCESS Fund and the Commodity Return Fund, please confirm that the information about all reference indexes included in the Annual Reports is publically available as of the balance sheet date.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                        The above-referenced information was not publically available as of the balance sheet date.  The Registrant will include all required disclosure under Regulation S-X 12-13C, Instruction 3 in future shareholder reports.

Comment 2:                           The Commodity Return Portfolio identifies a reference index that is not publically available. However, the Fund does not include all of the required information under Regulation S-X 12-13C, Instruction 3. In future shareholder reports, enhance the disclosure to satisfy the requirements of Regulation S-X 12-13C, Instruction 3. Further, please provide the formula used for calculating the values in the column entitled “weight”.

Response:                                        The Registrant will include all required disclosure under Regulation S-X 12-13C, Instruction 3 in future shareholder reports.  The column entitled “weight” represents the market value of the futures contract relative to the total market value of all contracts in the index.

Comment 3:                           The Multialternative Fund provides information on the Goldman Sachs RP Equity World Long Short Series 53 Excess Return Index in a footnote. The Staff does not believe the information in the footnote satisfies the requirements of Regulation S-X 12-13C, Instruction 3. Please explain how the current disclosure meets the requirements of Regulation S-X 12-13C, Instruction 3 or enhance the disclosure in future shareholder reports.

Response:                                        The Registrant acknowledges the staff comment and will include all required disclosure under Regulation S-X 12-13C, Instruction 3 in future shareholder reports.

*   *   *   *   *   *   *  *   *  *

Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the shareholder report.

Respectfully submitted,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

Laurie Pecha, Credit Suisse Asset Management, LLC